=======================================================================================================================================

                                      SECURITIES AND EXCHANGE COMMISSION

                                             Washington D.C. 20549

                                                _______________

                                                   FORM 6-K

                                           REPORT OF FOREIGN ISSUER

                                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                                      THE SECURITIES EXCHANGE ACT OF 1934

                                    Date:   4 February 2005

                                           NATIONAL GRID TRANSCO plc
                                              (Registrant's Name)

                                                  1-3 Strand
                                                    London
                                                   WC2N 5EH
                                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

                  Form 20-F                                   Form 40-F

Indicate by check mark whether the  registrant by  furnishing  the  information  contained in this Form is also thereby  furnishing  the  information  to the  Commission  pursuant  to Rule 12g3-  2(b)  under the  Securities
Exchange Act of 1934.

                  Yes                                         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):

                                                   SIGNATURE

         Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     NATIONAL GRID TRANSCO plc

                                                     s/David C. Forward

                                                     By:_________________________
                                                        Name:  David C. Forward
                                                        Title: Assistant Secretary

Date: 4 February 2005

                                               ANNEX 1 - SUMMARY

                                                   FORM 6-K

                                      SECURITIES AND EXCHANGE COMMISSION
                                             Washington D.C. 20549

                                           Report of Foreign Issuer

                                   Pursuant to Rule 13a - 16 or 15d - 16 of
                                      The Securities Exchange Act of 1934

                                Announcements sent to the London Stock Exchange
                                        for the month of January 2005.

                                    National Grid Transco plc ('NGT')
                                    1-3 Strand
                                    London, WC2N 5EH
                                    United Kingdom

---------------------------------------------------------------------------------------------------------------

Recent Announcements to The London Stock Exchange:

DATE              DETAILS

31.1.05  Quest Operation

28.1.05  Directors' Interests (M Jesanis' 'Thrift Plan' acquires shares).

28.1.05  Directors Interests- (S. Lucas)- LTIS reinvestment of dividend (on receipt by trustee of NGT's
                  Jan. Interim dividend)

25.1.05  LTIS Operation

10.1.05  National Grid Transco calendar - investor diary dates for 2005.

10.1.05  Directors Interests - Share Incentive Plan - monthly update

10.1.05  Quest Operation

4.1.05   Quest Operation

                  ANNEX 2 - Copy Announcements as sent

                                                   FORM 6-K

                                      SECURITIES AND EXCHANGE COMMISSION
                                             Washington D.C. 20549

                                           Report of Foreign Issuer

                                   Pursuant to Rule 13a - 16 or 15d - 16 of
                                      The Securities Exchange Act of 1934

                                Announcements sent to the London Stock Exchange
                                        for the month of January 2005.

                           National Grid Transco plc ('NGT')
                           1-3 Strand
                           London
                           WC2N 5EH
                           United Kingdom

---------------------------------------------------------------------------------------------------------------

National Grid Transco plc (NGT)
Monday 31 January 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Today each of the following NGT Executive Directors:
E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 5,327 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid Transco plc (NGT)
28 January 2005
Notification of Directors' Interests
-----------------------------------------------------------------------------------------------

The Trustee of the National Grid USA Incentive Thrift Plan (the 'Thrift Plan') notified NGT yesterday that:

The interest of Mr M Jesanis in NGT shares in the Thrift Plan was increased by reinvestment of the January
2005 NGT interim dividend received, as follows:

11.53 Ordinary Share ADRs on 25 January 2005 at US$47.71 per ADR.

28 January 2005
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')

(Notification of Directors' Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT today received a notification from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees
Share Trust operated in conjunction with the LTIS.

On 27 January 2005, a total of 3,050 shares were acquired, at a price of 509.25p per share, for various participants as reinvestment of their January 2005 NGT interim dividend of 8.5p per share. The following
Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, has a technical interest in the current balance of 123,749 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Steve Lucas was also amongst those having their dividends reinvested on shares held in the LTIS. His personal interest in the 2001 LTIS award changed as follows:

------------------------ -------------- -------------------- -------------- ----------------------
Director                 Existing       Additional shares    Revised 2001   Total NGT
                         2001 LTIS      from dividend        LTIS           Share Interest after
                         Award          -------------------  Total          event
                                        Reinvestment
                                        27 Jan 2005
                                        at 509.25p

------------------------ -------------- -------------------- -------------- ----------------------
------------------------ -------------- -------------------- -------------- ----------------------
Steve Lucas              96,589         1,612                  98,201       506,156
------------------------ -------------- -------------------- -------------- ----------------------

Contact: D C Forward, Assistant Secretary (0207 004 3226)

25 January 2005
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')
(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT received a notification today from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees
Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of
12,012 shares by participants on 24 January 2005, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 123,749 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid Transco plc ('NGT')

10 January 2005

National Grid Transco calendar - investor diary dates for 2005.

Key events scheduled in the year ahead are as follows:

4 March 2005                         IFRS analyst and investor briefing

24 March 2005                        National Grid Transco close period trading update for the year ending 31 March 2005

19 May 2005                          2004/05 preliminary results announcement

25 July 2005                         Annual General Meeting

End September 2005                   National Grid Transco close period trading update for the 6 months ending 30 September 2005

17 November 2005                     2005/06 interim results announcement

Note: the 2004/05 interim dividend will be paid on 24 January 2005. The 2005/06 financial timetable will be announced around the end of the current financial year.

----------------------------------------------------------------------------------------------------------

Contact: D C Forward, Assistant Secretary, 0207 004 3226

National Grid Transco plc (NGT)
10 January 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Today each of the following NGT Executive Directors:
E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 11,816 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid Transco plc (NGT)
Monday 10 January 2005

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 67,860 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market last Friday (7 January 2005), at a price of 498 pence per share, on behalf of some 3,800 participants.

The following executive Directors of NGT are beneficiaries of the number of shares purchased on their behalf:

------------------------------- ---------------------------- ----------------------------
Director                          Shares purchased in SIP     Resulting total interest
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Steven Holliday                             26                          630,165
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Roger Urwin                                 26                        1,375,753
------------------------------- ---------------------------- ----------------------------

National Grid Transco plc (NGT)
Tuesday 4 January 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Today each of the following NGT Executive Directors:
E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 2,012 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).